                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                  RADIUS, INC.
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                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  750470 20 5
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                                 (CUSIP Number)

                                Norton S. Karno
                    16255 Ventura Boulevard, Penthouse Suite
                             Encino, CA 91436-2363
                                 (818) 981-3400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of
                  Above Persons:
                      Norton S. Karno

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]      (b) [X]

         3)       SEC Use Only

         4)       Source of Funds
                      OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             1,824,999 (Please refer to Item 5 for disclaimer of beneficial ownership.)
 ficially         8)  Shared Voting Power
Owned by                 -0-
Each Report-      9)  Sole Dispositive Power
ing Person               1,824,999 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   With          10)  Shared Dispositive Power
                         -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                     1,824,999 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes
                  Certain Shares
                     [X]

         13)      Percent of Class Represented by Amount in Row (11)
                     3.28%

         14)      Type of Reporting Person
                     IN

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of
                  Above Persons:
                      Stephanie Lynn Karno Adult Trust #2; Tax I.D. #95-6579973

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]        (b) [X]

         3)       SEC Use Only

         4)       Source of Funds
                      OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
 ficially         8)  Shared Voting Power
Owned by                 -0-
Each Report-      9)  Sole Dispositive Power
ing Person               608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   With          10)  Shared Dispositive Power
                         -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                      608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [X]

         13)      Percent of Class Represented by Amount in Row (11)
                      1.09%

         14)      Type of Reporting Person
                      OO

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of Above Persons:
                     Valerie Ann Karno Adult Trust #2; Tax I.D. #95-6618869.

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]        (b) [X]

         3)       SEC Use Only

         4)       Source of Funds
                      OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   ficially       8)  Shared Voting Power
Owned by                 -0-
Each Report-      9)  Sole Dispositive Power
ing Person               608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   With          10)  Shared Dispositive Power
                         -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                         608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
                         [X]

         13)      Percent of Class Represented by Amount in Row (11)
                         1.09%

         14)      Type of Reporting Person
                         OO

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of Above Persons:
                      Mitchell Perry Karno Adult Trust #2; Tax I.D. #95-6572540.

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]       (b)[X]

         3)       SEC Use Only

         4)       Source of Funds
                      OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   ficially       8)  Shared Voting Power
Owned by                 -0-
Each Report-      9)  Sole Dispositive Power
ing Person               608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)
   With          10)  Shared Dispositive Power
                         -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                         608,333 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
                         [X]

         13)      Percent of Class Represented by Amount in Row (11)
                         1.09%

         14)      Type of Reporting Person
                         OO

Item 1.  Security and Issuer.

                  This Statement relates to the Common Stock, no par value (the "Common Stock"), of Radius, Inc. (the "Company"), a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

                  (a) The persons filing this Statement are Norton S. Karno, the Stephanie Lynn Karno Adult Trust #2, the Valerie Ann Karno Adult Trust #2, and the Mitchell Perry Karno Adult Trust #2 (together referred to herein as the "Trusts"). The Trusts were formed in California on December 31, 1969 for the benefit of Mr. Karno's children. Each Trust purchased shares of Common Stock on December 2, 1997. Mr. Karno is the Trustee of each of the Trusts.

                  (b) The business address of Mr. Karno and the Trusts is 16255 Ventura Boulevard, Penthouse Suite, Encino, CA 91436-2363.

                  (c) The principal occupation of Mr. Karno is as an attorney at law with Norton S. Karno, A Professional Corporation (the "PC"), 16255 Ventura Boulevard, Penthouse Suite, Encino, CA

                  (d) and (e) During the last five years, neither Mr. Karno nor to the knowledge of Mr. Karno any member of any group which might be deemed to exist as described in
                           Item 5 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

                  (f)      United States

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of the funds used by the Trusts in making the purchases described in this Statement was an advance by Mr. Karno from his personal funds on behalf of the Trusts.

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

Item 4.  Purpose of Transaction.

                  The purchase of the shares by the Trusts was for investment. Although the Trusts may acquire additional shares of Common Stock, the Trusts have no present plans or proposals which would relate to or result in:

                  (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) Any material change in the present capitalization or dividend policy of the Company;

                  (e) Any other material change in the Company's business or corporate structure;

                  (f) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (i)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  As of the date of this Statement, each of the Trusts beneficially owns 608,333 shares of Company Common Stock constituting approximately 1.09% of the outstanding shares as of August 12, 1997, based on information provided in the Company's 10-Q filed August 12, 1997. Mr. Karno, as Trustee of the Trusts, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Trusts. In addition, the Trusts may be deemed to be part of a "group," as described below.

                  Each of the Trusts purchased 600,000 shares of Common Stock (the "Shares") pursuant to an option (the "Option") granted by Mitsubishi Electronics America, Inc. ("Mitsubishi") to Gerald D. Ellenburg or his assigns to purchase a total of 3,999,901 shares of Common Stock for a purchase price of $.45 per share. As part of the sale, Mitsubishi also assigned to each of the Trusts a warrant to purchase 8,333 shares (the "Warrant") of Common Stock. In addition to the 600,000 Shares purchased by each of the Trusts and the Warrant assigned to each of the Trusts pursuant to the Option, the following persons purchased shares of Common Stock and, to the extent indicated below, received an assignment of warrants to purchase shares of Common Stock pursuant to the Option. All of such persons, together with the Trusts, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 because all of their acquisitions of shares of Common Stock were made pursuant to the Option:

                                            Number of              Number of      Total
                                              Shares     Voting    Warrants     Beneficial    Percentage
                             Name           Acquired     Status    Acquired     Ownership      of Class
                             ----           ---------    ------    --------     ----------    ----------
                  Gerald D. Ellenberg and   1,800,000    Shared     25,001      1,825,001         3.28%
                  Kristin M. Tomczak, as
                  joint tenants

                  Jurgen W. Epple             239,941      Sole         0         239,941          0.43%(1)

                  Michael D. Edwards          159,960      Sole         0         159,960          0.29%

                  ------------------
                    (1) Mr. Epple is also the beneficial owner of 40,000 shares of Common Stock not purchased pursuant to the Option. Accordingly, with the 239,941 shares of Common Stock purchased pursuant to the Options, Mr. Epple is the beneficial owner of 279,941 shares of Common Stock, or 0.50% of the class.

                  The Trusts disclaim beneficial ownership of any shares of Common Stock beneficially owned by Mr. Ellenburg and Ms. Tomczak and Messrs. Epple and Edwards, and the filing of this Statement shall not be construed as an admission that the Trusts are the beneficial owners of such shares.

                  Each of the Trusts also disclaim beneficial ownership of the shares of Common Stock owned by the other Trusts.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Retirement Plan and Trust of the PC (the "Plan") made a loan in the principal amount of $1,022,400 to Gerald D. Ellenburg and Kristin M. Tomczak, a portion of which was used by Mr. Ellenburg and Ms. Tomczak to purchase 1,800,000 shares of Common Stock pursuant to the Option. Mr. Ellenburg and Ms. Tomczak pledged to the Plan as security for the repayment of the loan the shares of

                  Common Stock purchased by them pursuant to the Option and their interest in shares of Common Stock pledged to them as collateral for a loan to Messrs. Epple and Edwards.

                  The Trusts, along with Mr. Ellenburg and Ms. Tomczak (collectively, the "Owners") entered into a Finder's Fee Agreement with Messrs. Epple and Edwards (together, the "Finders") pursuant to which the Owners agreed to pay the Finders $64,800 related to the Owners' purchase of shares of Common Stock pursuant to the Option.

Item 7.  Material to be Filed as Exhibits.

                  The following documents are filed herewith as exhibits to this Statement:

                      1.  Joint Filing Agreement
                      2.  Option to purchase Shares
                      3.  Assignment of Warrant
                      4. Promissory Note secured by Mortgage, Stock Pledge Agreements and Collateral Assignments
                      5.  Stock Pledge Agreement
                      6.  Finder's Fee Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 11, 1997


                                     /s/  NORTON S. KARNO
                                     ------------------------------------------
                                     Norton S. Karno


                                     Stephanie Lynn Karno Adult Trust #2, by
                                     /s/ NORTON  S. KARNO, Trustee
                                     ------------------------------------------
                                     Stephanie Lynn Karno Adult Trust #2, by
                                     Norton S. Karno, Trustee


                                     Valerie Ann Karno Adult Trust #2, by
                                     /s/ NORTON S. KARNO, Trustee
                                     ------------------------------------------
                                     Valerie Ann Karno Adult Trust #2, by
                                     Norton S. Karno, Trustee


                                     Mitchell Perry Karno Adult Trust #2, by
                                     /s/ NORTON S. KARNO, Trustee
                                     ------------------------------------------
                                     Mitchell Perry Karno Adult Trust #2, by
                                     Norton S. Karno, Trustee

                                 EXHIBIT INDEX

                        Exhibit                                        Page
                        -------                                        ----
           1.     Joint Filing Agreement                               ___
           2.     Option to purchase Shares                            ___
           3.     Assignment of Warrant                                ___
           4.     Promissory Note secured by Mortgage, Stock           ___
                  Pledge Agreements and Collateral Assignments
           5.     Stock Pledge Agreement                               ___
           6.     Finder's Fee Agreement                               ___